CATHERINE BASINGER, ESQ.

144 W. San Antonio Drive

Long Beach, CA 90807

(562)547-0364

December 15, 2005

Mr. Ted Yu

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Dear Mr. Yu:

Pursuant to your letter dated December 13, 2005 we are hereby submitting for your review our amended registration statement on Form SB-2.  Below please find our responses to your comments.  Enclosed you will also find three copies of our amended registration statement on From SB-2.

Comment 1

In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005.  See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our website at http://www.sec.gov/divisions/corpfin/transitionfaq.htm.   See also revised Item 512(a) and new Item 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005).

We have reviewed Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, and Item 512(a) and new Item 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005).  The amended text regarding the “Undertakings” is below.

Amended Text of pages 65-67.

1.

File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i.

Include any prospectus required by section 10(a)(3) of the Securities Act;

ii.

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.

Include any additional or changed material information on the plan of distribution.

2.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.

For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.

Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

ii.

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

iv.

Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

5.Insofar  as  indemnification for liabilities arising under the Securities Act of

1933  (the  "Act")  may  be  permitted  to  directors, officers, and controlling persons  of  the  small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as  expressed  in  the  Act  and  is,  therefore,  unenforceable.

In  the  event  that a claim for indemnification against such liabilities (other than  the payment by the small business issuer of expenses incurred or paid by a director,  officer  or  controlling  person  of the small business issuer in the successful  defense  of  any  action,  suit  or  proceeding) is asserted by such director,  officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the  matter  has  been  settled  by  controlling precedent, submit to a court of appropriate  jurisdiction  the  question  whether  such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the  final  adjudication  of  such  issue.

6.

For  determining  any  liability  under  the  Securities  Act,  treat  the information  omitted  from  the  form  of  prospectus  filed  as  part  of  this registration  statement  in  reliance  upon Rule 430A and contained in a form of prospectus  filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the  Securities  Act  as  part of this registration statement as of the time the

Commission  declared  it  effective.

7.

 For  determining  any  liability  under  the  Securities  Act,  treat  each post-effective  amendment  that  contains  a  form  of  prospectus  as  a  new registration statement for the securities offered in the registration statement,

and  that  offering  of  the  securities  at  that time as the initial bona fide offering  of  those  securities.

8.

That, for the purpose of determining liability under the Securities Act to any purchaser:

i.

Each prospectus filed by the undersigned small business issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii.

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

iii.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Comment 2

As previously requested by our prior comment 3 of our November 4, 2005 letter, please state clearly that you are not registering for resale the common stock underlying the warrants.  We note your response to our prior comment, but are unable to locate the described revisions in the actual prospectus.

Previous  Text

We are not registering the warrants sold to our stock holders in the private placement.

Amended Text (Page 6 at the end of the first paragraph.)

We are not registering the common stock underlying the warrants sold to our stock holders in the private placement.

Comment 3

Please disclose on page 7 the interim financial information for the nine months period ended September 30, 2005 and September 30, 2004.

Amended Summary Financial Information Chart on pages 7 and 8.

			PROBE MANUFACTURING INDUSTRIES
			SUMMARY OPERATING INFORMATION

	Nine Months ended	2004	2003	2002	2001
	September 30, 2005

SALES	$ 4,400,648	$6,204,957	$6,455,728	$6,866,068	$17,993,905

NET INCOME (LOSS)	$ (539,461)	($918,590)	($1,244,761)	($1,513,846)	$25,530

LOSS PER SHARE (DILUTED POST REVENUE)	$ (0)	($0.22)	($124.48)	($151.38)	$2.55

			SUMMARY BALANCE SHEET INFORMATION

	Nine Months ended	2004	2003	2002	2001
	September 30, 2005

WORKING CAPITAL	$ (656,610)	($564,310)	($2,892,360)	($1,852,838)	($888,765)

TOTAL ASSETS	$ 2,375,801	$1,982,940	$2,417,516	$2,712,420	$2,944,636

TOTAL LIABILITIES	$ 3,341,203	$2,995,378	$5,046,352	$4,110,729	$2,966,687

STOCKHOLDERS EQUITY (DEFICIT)	$ (965,402)	($1,012,438)	($2,628,836)	($1,398,309)	($22,051)

			Weighted Average
			Number of shares calculation

2004 Month	New Shares Issued	Shares Redeemed	Outstanding Number of Shares	Number of Months Outstanding	Weighted Avg
Jan			10,000	12	10,000
Feb	-		10,000	11	-
Mar	-		10,000	10	-
Apr	-		10,000	9	-
May	5,990,000		6,000,000	8	3,993,333
Jun	125,000		6,125,000	7	72,917
Jul	262,500		6,387,500	6	131,250
Aug	68,750		6,456,250	5	28,646
Sep	137,500		6,593,750	4	45,833
Oct	568,750		7,162,500	3	142,188
Nov	162,500		7,325,000	2	27,083
Dec	288,125	(5,000,000)	2,613,125	1	(392,656)

Weighted Average Shares as of 12/31/2004					4,058,594

Jan	75,000		2,688,125	9	2,688,125
Feb	106,250		2,794,375	8	94,444
Mar	471,250		3,265,625	7	366,528
April	62,500		3,328,125	6	41,667
May			3,328,125	5	-
June			3,328,125	4	-
July			3,328,125	3	-
August	14,479		3,342,604	2	3,218
September			3,342,604	1	-
Weighted Average Shares as of 9/30/2005 - 9 mo. Ended					3,193,981

July			3,328,125	3	3,328,125
August	14,479		3,342,604	2	9,653
September			3,342,604	1	-
Weighted Average Shares as of 9/30/2005 - 3 mo. Ended					3,337,778

Comment 4

As requested by our prior comment 6, please include in the “Number of Shares Beneficially Owned Before the Offering” column all shares that are issuable upon conversion or exercise of another security.  As noted in that prior comment, each shareholder is considered to currently beneficially own any shares that can be received upon exercise or conversion within 60 days.  Make similar changes, as necessary, to the beneficial ownership table on page 29.

Amended Chart on page 29.

Selling Stock Holder Name and Address	Number of Shares Beneficially Owned Before the Offering	Number of Shares that may be Offered Pursuant to this Prospectus	Number of Shares Beneficially Owned After Offering (1)(a)(b)(c)
Ashford Capital, LLC 3419 Via Lido #470 Newport Beach, CA 92663 (2)	587,132	250,000	337,132
eFund Capital Partners, LLC 301 East Ocean Blvd. Suite 640 Long Beach, CA 90802 (3)	835,740	250,000	585,740
Reza Zarif 18 Marana San Clemente, CA 92673 (4)	1,032,812	250,000	782,812
Kambiz Mahdi 2933 Catalpa St. Newport Beach, CA 92660 (5)	1,032,812	250,000	782,812
The Hicks Family Trust 11851 Riverside Drive, #280 Lakeside, CA 92040 (7) (9)	62,500	31,250	31,250
The Edward & Mildred Lassiter Restated Family Trust 2790 Skypark Drive #240 Torrance, CA 90505 (7) (10)	125,000	62,500	64,602
The DW and & JS Benner Family Trust 29906 Avenida Magnifica Rancho Palos Verdes,CA 90275 (7) (8)	125,000	62,500	62,500
Hirad Emadi 26152 Flintlock Lane Laguna Hills, CA 92683 (7)	62,500	31,250	31,250
Patrick Connelly 1511 Taraval St. San Francisco, CA 94116 (7)	50,000	25,000	25,000
Phillip Kavanaugh 200 Charter Oaks Circle Los Gatos, CA 95032 (7)	62,500	31,250	31,250
Ronnie Novian 3155 Deep Canyon Drive Beverly Hills, CA 90210 (7)	62500	31,250	31,250
John White 826 S. Sierra Bonita Avenue Los Angeles, CA 90036 (7)	50,000	25,000	25,000
Parvin Victory Khalili 1944 Glendon Avenue #209-1A Newport Beach, A 90025 (7)	150,000	75,000	75,000
Albert Assil 11949 Goshen Avenue #304 Los Angeles, CA 90049 (7)	75,000	37,500	37,500
Keith Barrett 2511 Laurie Lane Twin Falls, ID 83301 (7)	75,000	37,500	37,500
Helene Mandell 3736 Wonderland Avenue Boulder, CO 8304 (7)	125,000	62,500	62,500
Guy Grimsley 3218 Colorado Avenue Santa Monica, CA 9404 (7)	100,000	50,000	50,000
Francis F. Smith Descendants Trust Edward F SMIT 325 Ventura Club Drive Roselle, IL 60172 (7) (11)	100,000	50,000	50,000
Edmondson Farms, Inc. Employees 401K Plan & Trust 1370 NC11 Oak City, NC 27857 (7) (12)	50,000	25,000	25,000
Ikuo Ito 3-5-19 Higashi-Gotanda Sinagawa-Ku Toyko, Japan 141-0022 (7)	50,000	25,000	25,000
Global Capital Management, Inc. Management, Inc. 13F Oak Minami-Azabu Bldg. Minami-Azabu, Minato-Ku Toyko, Japan 106-0047	750,000	375,000	25,000
Masahiro Irie 2-8-11-401 Minami-Azabu Minato-Ku Toyko, Japan 106-0047 (7)	50,000	25,000	25,000
James Goodell and/or Lisa Goodell JT TEN WROS 1178 17th Avenue Mopherson, KS 67460 (7) (13)	80,000	40,000	40,000
Peter Grias 18110 Levan Livoria, MI 48162 (7)	100,000	50,000	50,000
Kamran Gharibian 1110 Shadow Hill Way Beverly Hills, CA 90210 (7)	125,000	62,500	62,500
Iraj Gharibian 1805 Loma Vista Drive Beverly Hills, CA 90210 (7)	62,500	31,250	31,250
Billy E. Malcolm 8492 Skiles Road Ponder, TX 76259 (7)	25,000	12,500	12,500
Robert Kofke and Cathy Kofke JT TEN WROS 881 Morrison Farm Road Troutman, NC 28166 (7) (14)	50,000	25,000	25,000
Phillip Smith 16541 780th Avenue Sacred Heart, MN 56285 (7)	50,000	25,000	25,000
Billy A Barr P.O. Box 391 Crested Butte, CO 81224 (7)	25,000	12,500	12,500
Charles Schwab FBO Andrew Kotowicz 1529 Westerham Newport Richey, FL 34655 (7)	50,000	25,000	25,000
Todd Jorgensen 11483 S. Jordan Bend Road South Jordon, UT 84095	62,500	31,250	31,250
Christopher Reed and Patricia Schone JT WROS 25265 Malibu Road Malibu, CA 90265 (7) (15)	25,000	12,500	12,500
Anthony and Angela Reed Family Trust 24668 Overland Drvice West Hills, CA 91304 (7) (16)	50,000	25,000	25,000
Cadioty/Werth Living Trust 3696 Dixie Canyon Avenue Sherman Oaks, 91423 (7) (17)	50,000	25,000	25,000
Miller Family Trust 5255 Zelzah Avenue, #302 Encino, CA 91316 (7) (18)	50,000	25,000	25,000
Finer Marital Trust 16217 Kittridge Street Van Nuys, CA 91406 (7) (19)	50,000	12,500	12,500
James Kimmel 16217 Kittridge Street Van Nuys, CA 91406 (7)	50,000	12,500	12,500
Adam Carolla 16217 Kittridge Street Van Nuys, CA 91406 (7)	50,000	12,500	12,500
George Geldin 243 Park View Drive Oak Park, CA 91377 (7)	50,000	12,500	12,500
Dennis Gerber 3165 Willow Springs Circle Venice, FL 34293 (7)	100,000	50,000	50,000
Noriaki Sasaki 3-9-1-201 Koishikawa Bunkyo-Ku Tokyo, Japan 112-0002 (7)	125,000	62,500	62,500
B Derman & J Derman TTEE Bennett & Janice Derman Family U/A Dated January 16, 1998 41 Camino Lienzo San Clamente, CA 92673 (7) (20)	50,000	12,500	12,500
Abraham Assil 1000 Westgate Ave. Los Angeles, CA 90049 (7)	62,500	31,250	31,250
Anthony Reed 24668 Overland Drive West Hills, CA 91304 (7)	6,875	6,875	0
Bach Living Trust Dated June 17, 1996 39789 Village Run Drive Northville, MI 48167 (7) (21)	25,000	12,500	12,500
Craig Benner 209 Gull Street Manhattan Beach, CA 90266 (7)	62,500	31,250	31,250
Carolina Trust Dated September 21, 2000 13171 Ethelebee Way Santa Ana, CA 92705 (7) (22)	100,000	50,000	50,000
Duncan Revocable Trust 276 Via Linda Vista Redondo Beach, CA 90277 (7) (23)	125,000	62,500	62,500
Hooman Emadi 49 Palatine #230 Irvine, CA 92612 (7)	25,000	12,500	12,500
Ronald Feldman 59 Rambler Road (7)	25,000	12,500	12,500
George D. Hill & Elieen C. Hill JT WROS & Eileen C. Hill JT WROS 132 Clifton Rd. Kelowna, BC Canada V1G 1G3 (7) (24)	50,000	25,000	25,000
The Edward and Mildred Lassiter Restated Family Trust Dated April 14, 2000 2790 Skypark Drive #204 Torrance, CA 90505 (25)	500,000	250,000	250,000
Russell Miller 1321 Bienvenida Pacific Palisades, CA 90272 (7)	200,000	100,000	200,000
William W. Morse & Jill D. Morse JT WROS 2466 Alhambra Drive Palm Springs, CA 92264 (7) (26)	62,500	31,250	31,250
Research Drive Equities, LLC Ralph Vincent Kidd 4900 15th Street Murrero, LA 70072 (7)	125,000	62,500	62,500
TOTAL	8,137,871	3,328,125	3,809,746

Comment 5

Please delete the reference to the sage harbors provided by the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Such safe harbors are available only to issuers that are subject to the reporting requirements of the Securities Exchange Act of 1934 at the time the covered statements are made.  You are not yet subject to such reporting requirements.  For that same reason, please also delete the reference to the “safe harbors created by the Exchange Act.”

We have deleted the reference to the sage harbors provided by the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and have also deleted the reference to the “safe harbors created by the Exchange Act.”

Please see the amended text of the Management’s Discussion and Analysis beginning on page 40 of the prospectus.

Comment 6

Please delete the reference to “Forms 10-K, 10-Q, S-3, and S-4.” You have not filed any of these forms

We have deleted the reference to “Forms 10-K, 10-Q, S-3, and S-4.” You have not filed any of these forms.

Please see the amended text of the Management’s Discussion and Analysis beginning on page 40 of the prospectus.

Comment 7

We note that the disclosure under the above caption does not meet the requirements of Item 303(b) of Regulation S-B.  As required by Item 303(b)(1) of Regulation S-B, you have not included the discussion of the full fiscal years ended December 31, 2004 and December 31, 2003.  Also, tell us why you believe that the disclosure required by Item 303(c) is not required in the amended filing.

We have included a discussion of our results of the full fiscal years ended December 31, 2004 and December 31, 2003.

Amended Text on pages 40 and 41

Results of Operations

For the 9 months period ended September 30, 2005 we incurred a net loss of ($539,461) compared to ($444,561) for the same period in 2004.  For the year ended December 31, 2004, we incurred a net loss of ($918,590) Thousand compared to net losses of ($1,244,761) in 2003 and ($1,513,846) in 2002. From 2001 to 2002, we experienced a severe contraction in our business where annual net sales declined from $17.9 million in 2001 to $6.8 million in 2002.  From 2002, our net sales stabilized and remained flat through 2004 and continue to remain flat through September 30, 2005.  However, we responded to the economic downturn by streamlining our processes and down sizing our operations from 225 employees in 2001 to 65 employees in 2004 and 2005. The down sizing combined with other restructuring and cost containment initiatives resulted in a lower cost structure from 2002 through 2004, reducing our net losses year over year. In the 4th quarter 2004 we realized one time inventory revaluation adjustment of ($155,000), this was an accrual made for excess or obsolete inventory adjustments and or write-offs completed in 2005.  We also realized a one time warranty cost adjustment of ($50,000).   In 2005 we realized a net gain from the restructuring of debt in the amount of ($89,000).

In 2003, our net sales were ($ 6,455,728) compare to ($6,866,068) in 2003; however, due to operational efficiency and cost cutting factors our net loss decreased from ($1,513,846) in 2002 to ($1,244,761) in 2003.

In 2004, we experienced a strong net sale in 1st quarter due to increased sales from one of our major customer.  In the 1st quarter 2004, the major customer accounted for 60% of our net sales at $1.4 million.  In the second quarter, net sales from that major customer dropped by about $800,000.00 which explains the decreased net sales for 2nd quarter 2004.  In the 3rd and 4th quarter 2004 net sales to the major customer dropped by another $500,000.00  which explains the additional reduction in our net sales for the third and the 4th quarter of 2004.  Since 3rd and 4th quarter 2004 we started a sales campaign to add new customers.  Consequently, we have added some new customers and our net sales increased by 33% in 1st quarter 2005 compared to 4th quarter of 2004.  Our sales grew by another 15% from the 1st qtr to the 2nd qtr of 2005. We experienced a drop in net sales in the third quarter of 2005 due to reduction of business by one major customer due to down turn in the semiconductor – Chip industry.  We are anticipating growth in net sales in the 4th quarter of 2005.  We constantly adjust our operations to new sales forecast, and are anticipating profitability as our net sales grow and expenses are cut to match current revenue levels.

Comment 8

Please revise and update the disclosure presented under first paragraph under the caption “Plan of operation” on page 42, as the information presented relates to the six months ended June 30, 2005.

Amended text on page 42 in the 1st paragraph..

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business.  The Company incurred a net loss of $539,461 for the nine months ended September 30, 2005 and a working capital deficit of $656,610 and an accumulated deficit of $914,839 as of September 30, 2005, the ability of the Company to operate as a going concern is dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) cut operating costs such that the Company can operate until such time that it resumes generating positive cash flow from operations.

Comment 9

We note that you have not included in the amended filing the consent of Jasper and Hall to cover their report dated May 22, 2005 on the fiscal year ended December 31, 2004.  Please include in the amended filing currently dated and signed consents of the independent accountants in each amendment to the Form SB-2.  Refer to Item 302 of Regulations S-T.

We have included in the amended filing the consents of Jasper and Hall to cover their report dated May 22, 2005 on the fiscal year ended December 31, 2004 and our auditor from the fiscal year 2003, Michael Johnson & Company, LLC.  Please see Exhibit 23.1 and 23.2

Comment 10

In response to prior comment 13, we note the auditor’s report has not been revised.  Please request your prior auditors, Michael Johnson & Company, LLC, revise their report to make reference to the Standards of the Public Company Accounting Oversight Board in accordance with auditing standard no. 1 of the PCAOB.

Amended Text on page F-2 paragraph 2.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (Unites States) in accordance with auditing standard No. 1 of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

Comment 11

We note your response and the revised disclosure on page F-32 in response to our prior comment 14.  You indicate in your revenue recognition policy on page F-32 that “Terms are generally FOB origination with the right of inspection and acceptance.  Please tell us what is meant by the term “generally.”  Also, we note that the revenue recognition policy disclosed on page F-10 has not been revised as previously requested.

We have revised our disclosure regarding Revenue Recognition in the notes to our financials.  Please see the revised text below.

Amended Text in Note 2 to the Financials on page F-10 and F-32.

Revenue from product and services are recognized at the time goods are shipped or services are provided to the customer, with an appropriate provision for returns and allowances.  Our Shipping terms to 90% of our customers are FOB Origination.  To the remaining 10% of our customers our shipping terms are FOB Destination with right of inspection and acceptance.  The company has not experienced a material amount of rejected or damaged product.

Thank you for your time and review of our registration statement on Form SB-2.  If there was any information that you requested that was not enclosed please give me a call at (562)547-0364.

Sincerely,

/s/ Catherine Basinger

Catherine Basinger